Friends of the Earth United States

global witness

April 2021

BRIEF TO SHAREHOLDERS OF BUNGE RE: PROPOSAL TO IMPROVE THE TRANSPARENCY AND SUSTAINABILITY OF ITS FOREST-RISK SUPPLY CHAINS

RECOMMENDED: VOTE FOR PROPOSAL 5 FOR BUNGE TO REPORT ON PROGRESS TO INCREASE THE SCALE, PACE AND RIGOR OF ITS EFFORTS TO ELIMINATE NATIVE VEGETATION CONVERSION IN ITS SOY SUPPLY CHAIN.[1]

Bunge Limited, a US-based agribusiness and food company, has received increasing negative attention for its role in driving deforestation, forest fires, and human rights abuses through its soy and palm oil supply chains in Brazil and Indonesia.[2] In Brazil, Bunge's soy operations were linked to at least 48,725 hectares – four-fifths the size of Chicago[3] – of absolute deforestation risk between 2015 and 2018[4] and to 16,942 fire alerts in 2020.[5] According to Trase Finance, Bunge's absolute deforestation risk was 51 percent higher than any other trader in 2018.[6]

The Cerrado – a vast savannah in Brazil and one of the world's most important ecosystems[7] – has already lost roughly half of its native vegetation to land clearing at the hands of agribusiness.[8] Some 95 percent of Bunge's deforestation risks lie in the Cerrado.[9] Due to these risks, in 2020, over 160 consumer companies and investors, including many of Bunge's clients and shareholders, urged the company to stop sourcing soy from the Cerrado in adherence to the Cerrado Manifesto and the Accountability Framework Initiative.[10] These industry frameworks explicitly call for a 2020 cut-off date for sourcing soy from the Cerrado[11]. Bunge exported just under 16 million tonnes of soy from the Cerrado in 2018 but has not signed onto the leading industry initiative, despite mounting pressure from companies, investors, and civil society.[12]

In Indonesia, detailed reporting on Bunge's palm oil operations revealed that nearly 40 percent of sampled mills supplying Bunge were reportedly linked to violations of local communities' land rights, criminalization and violence against land and environmental defenders, and serious environmental degradation.[13] A number of Bunge's suppliers[14] in Malaysia have also been accused of using forced labor and sanctioned accordingly. For example, in 2020, US Customs and Border Protection blocked palm oil imports by Bunge supplier FGV Holdings Berhad (also known as Felda Global Ventures) for use of forced labor, including "physical and sexual violence, debt bondage, and retention of identification documents and withholding of wages."[15] In the same year, another Bunge supplier – Sime Darby – also had its palm oil imports blocked by the CBP over allegations of forced labor.[16]

Given the significant material risks posed by Bunge's operations (detailed below), shareholders should **vote in favor of Proposal 5 calling on Bunge to issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate native vegetation conversion in its soy supply chain**.

While a vote in favor of the resolution applies to Bunge's soy operations, the company's poor environmental and social performance highlights a serious shortcoming in its *overall* ability to comply with industry standards and national and international laws across its supply chains. The issuance of a report is an important *first* step for Bunge to eliminate deforestation and related human rights risks from its supply chains. Shareholders should continue to engage with Bunge to ensure the company takes the necessary subsequent steps of developing comprehensive policies and practices. This should include calls to:

> Align its operations with a 2020 no deforestation and no conversion cut-off date in the Cerrado;

> Adopt a public policy position on human rights defenders that includes a zero-tolerance stance on threats and violence against defenders, with the explicit inclusion of those at highest risk, namely land and environmental defenders;

> Adopt a public policy position on the prevention of land rights abuses across their supply chains, including a zero-tolerance stance on illegal land acquisition, and to ensure the right of free, prior and informed consent (FPIC) for affected communities;

> Adopt and implement effective systems to implement these policies throughout their supply chains and operations. This should include detailed non-compliance protocols with clear redlines for suspension/termination of suppliers who perpetuate environmental, human rights, land rights violations;

> Full traceability and transparency for direct and indirect suppliers across supply chains;

> Detailed non-compliance protocols with clear terms for suspension/termination of suppliers who perpetuate environmental and human rights abuses, and

> Grievance mechanisms that are accessible and responsive to communities and provide remedy for harm.

MATERIAL RISKS

Bunge's resistance to updating its approach to sustainability, transparency, and human rights carries numerous financial, operational, legal, regulatory, and reputational risks for its shareholders.

Financial and Market Risks

Bunge's role in driving deforestation and related human rights risks in its soy and palm oil supply chains constitute significant material risk to investors. This is increasingly true as financiers shift to align their investments with their climate, sustainability, and ESG commitments and prepare for nascent legislation addressing environmental and social risks.[17] Bunge's refusal to support the Cerrado Manifesto and a 2020 cut-off date for sourcing soy from the Cerrado may open the company and its shareholders to financial and market risks. Notably, Danske Bank recently removed Bunge from two of its funds due to climate and biodiversity risks.[18]

Amidst devastating fires in the Amazon rainforest in 2019, 251 institutional investors representing $17.7 trillion of assets under management called on companies to tackle the reputational, operational, and regulatory risks posed by rampant deforestation.[19] In 2020, 29 financial institutions managing more than $3.7 trillion in assets told the Brazilian government they were concerned "that companies exposed to potential deforestation in their Brazilian operations and supply chains will face increasing difficulty accessing international markets," creating "widespread uncertainty about the conditions for investing in or providing financial services to Brazil."[20]

Operational Risks

Bunge's operations are linked to environmental degradation, protracted land conflicts, violations of communities' land rights, and violence and criminalization against land and environmental defenders. A 2020 study in Bunge's operations in Indonesia found that nearly 40 percent of sampled mills supplying Bunge were reportedly accused of violating local community land rights, criminalizing and attacking defenders, and/or causing serious environmental degradation. Nearly 20 percent of reported conflicts dated back several years with nine cases stretching back at least a decade or more. Violent confrontations between security forces and communities reportedly occurred in relation to at least 13 mills. Allegations against mill companies supplying Bunge include seizures of land without compensation and the dumping of waste into rivers — jeopardizing community livelihoods and destroying local ecosystems.[21]

Environmental and social violations, including deforestation, land conflicts, and human rights abuses, can lead to significant operational risks. Land disputes can cause operational delays and pose the risk of stranded assets. A 2017 study of the economic costs of conflict in oil palm in Indonesia names direct operational costs, including lost income from disrupted business operations, indirect costs of devoting human and financial resources to address conflict rather than improve productivity, and hidden costs associated with conflict recurrence or escalation, reputational damage, property destruction, and violence. The study shows the cost of social conflict to equal 65 percent of total operational costs per hectare and up to 132 percent of annualized investment costs on a per-hectare basis.[22]

Legal Risks

Several of Bunge's suppliers have been linked to illegal activities, opening the company and its investors to legal risks. In 2020, US Customs and Border Protection (CBP) blocked palm oil imports from Bunge supplier FGV Holdings Berhad due to use of forced labor.[23] In the same year, CBP was asked to investigate another supplier, Sime Darby, for similar labor abuses.[24] In 2018, Indonesia's Anti-Corruption Commission arrested executives from a subsidiary of a further Bunge supplier, Golden Agri-Resources (GAR), for attempting to bribe parliamentarians in Indonesia to ignore the company's lack of legal permits and pollution of a local lake.[25] This led to the sentencing of three company executives of GAR's primary subsidiary in Indonesia in 2019.[26]

In a statement to Global Witness, Bunge states that neither FGV Holdings nor Sime Darby are in Bunge's North American supply chain. It states that it does not trade palm oil with FGV and that cessation of trade was due to human rights concerns. Both FGV Holding and Sime Darby are listed as suppliers in Bunge's current published palm oil supplier list dated Q4 2020. On GAR, Bunge states that 'GAR has taken appropriate action to remediate, following the ruling of the Indonesian Court. This case is still pending in the RSPO system, and Bunge will honor the RSPO proceedings.'

Bunge's ties to illegal activities and operations potentially expose shareholders to legal liability. For example, in 2019, an OECD complaint was filed against Dutch bank ING Group for its financing of palm oil companies driving deforestation, land grabbing, and labor abuses in West Africa and Indonesia.[27] As a result of the complaint, the bank could be excluded from trade missions, grants, and government support abroad.[28]

Regulatory Risks

A growing number of regulatory and legislative efforts focused on deforestation, human rights, and mandatory due diligence are being advanced in the US and Europe which highlight increasing regulatory risks to companies and investors. In the US, federal and state level bills have been announced and/or introduced to restrict market access for industrial agricultural commodities that are known drivers of deforestation originated on illegally deforested land, including soy and palm oil.[29]

In April 2020 the European Commissioner for Justice committed to introducing a new law to hold corporates to account. The law is expected to include a due diligence requirement for businesses aimed at preventing and mitigating their negative human rights and environmental impacts, and provisions to ensure that victims can hold them liable when they suffer harm30. The European Parliament has signalled strong support for the legislation, reflecting a broader and growing consensus in civil society, business and amongst members of the public on the need to end corporate impunity.31 Global Witness's briefing sets out the key proposals for a robust human rights and environmental due diligence obligation and corporate liability regime in EU law.32

Fundamentally, the due diligence requirement should apply to all companies operating in the EU or accessing the EU's internal market and would cover their operations and entire value chains. But also, it would create consequences where there were none before. Companies could be held liable both for breaches of the due diligence requirements and for harms that they caused, contributed to or could have prevented, but didn't.[33] The European Commission is expected to bring forward a legislative proposal for a new corporate accountability law in June 2021.

In addition, in October 2020, the European Parliament voted with a majority in favor of a report setting out a blueprint for legislation to tackle deforestation, forest degradation and human rights abuses.[34] The legislative report recommends new rules requiring all companies placing goods on the European single market to check, mitigate and prevent the risk of deforestation and associated human rights abuses. Notably, it emphasizes that the same mandatory due diligence rules should also apply to all financial institutions doing business in the EU that are providing funds to companies associated with forest-risk commodities. Furthermore, the report calls for access to remedies to affected communities and a clear regime of civil liability and sanctions, ensuring that there are robust accountability mechanisms in place to help protect human rights and the environment.[35] The European Commission is expected to bring forward a legislative proposal for a law to tackle deforestation risk in June 2021.

Europe is the second largest destination for Brazilian soy exports.[36] Increasing regulation will impact Bunge's ability to export soy to these markets given the company's continued role in driving deforestation and related human rights abuses.

Reputational Risks

As annual forest fires in Brazil and Indonesia continue to garner international attention and outrage, Bunge's operations in the agro-commodity sectors responsible for these fires open the company and its financial backers to significant reputational risks.[37] In Brazil, the soy and cattle sectors have been identified as major contributors to ongoing deforestation and campaigns have targeted investors[38] and retailers[39] linked to devastating fires. Similarly, palm oil companies that routinely drain peatlands and raze forests are some of the leading causes of forest fires in Indonesia.[40]

Bunge's role in driving deforestation and related human rights risks, including its refusal to adhere to the Cerrado Manifesto, opens itself and its shareholders to significant reputational risks as campaigns targeting companies and investors tied to deforestation intensify.

DEFORESTATION IN THE CERRADO

Bunge's operations are responsible for driving deforestation, environmental degradation, and forest fires. In Brazil, Bunge's operations in the Cerrado – the world's most biodiverse savannah – have contributed to huge rates of deforestation. The Cerrado has already lost roughly half of its native vegetation to land clearing at the hands of agribusiness. [41] Some 95 percent of Bunge's deforestation risks lie in the Cerrado.[42] In 2020, there were at least 16,942 fire alerts in the vicinity of Bunge's silos.[43]

Bunge has stated its commitment to achieving deforestation-free supply chains worldwide by 2025.[44] However, for Bunge to achieve its stated goal of no deforestation by 2025 it would need to adhere to a cut-off date for sourcing by 2020, including in the Cerrado region of Brazil.[45] The company has not signed up to the Cerrado Manifesto, an industry initiative aimed at eliminating deforestation through a moratorium on sourcing soy from the Cerrado with a 2020 cut-off date.[46]

An agricultural estate called Agronegócio Estrondo located in Formosa do Rio Preto municipality, is the heart of soy production and deforestation in the Cerrado.[47] According to an April 2019 report, this municipality is Bunge's third most important sourcing region in Brazil.[48] Bunge is one of only six mega-traders, accounting for 57 percent of Brazilian soy exports in 2016, whose supply chains have been associated with two-thirds of the deforestation risk linked to soy concentrated in the Cerrado.[49] In 2018, Bunge was fined by Brazil's environmental agency for trading soy from illegally deforested areas in the Matopiba region of the Cerrado .[50] Data analysts continue to map unauthorized deforestation in the region. In a statement to Global Witness, Bunge stated that 'we have disputed the allegations and have filed a formal response with IBAMA' (Brazil's Environment Agency). It also stated its '2025 non-deforestation commitment is industry-leading in terms of its ambition, scale, and progress' and that the deforestation risks in its supply chain are 'small and localized'. Bunge stated that it was an active member of several leading industry initiatives to tackle deforestation.

It is critical to note the nuance in Bunge's reference to its *direct* supply and purchases, and the company's omission of any assessment of its *indirect* suppliers—a significant portion of its supply chain. Regarding its palm oil supply chains, for example, only 50 of the 1,538 palm oil mills that Bunge sources from are direct suppliers, and the company reports traceability to only 74 percent traceability of its source plantations globally.[51] This 26 percent gap in traceability-to-plantation is significant, given that the plantation level of the supply chain is precisely where virtually all commodity-driven deforestation and human rights violations occur.

HUMAN RIGHTS VIOLATIONS

Indonesia is the world's largest palm oil exporter and one of the most dangerous countries in Southeast Asia for land and environmental defenders.[52] Bunge states its respect for land tenure rights of Indigenous and local communities, including the right to Free, Prior and Informed Consent (FPIC); however, its FPIC policy does not extend to all operations, only to new plantings of palm oil.[53] Bunge's sustainability commitments on palm oil do not include a policy on human rights defenders, or transparency on its FPIC process or its human rights impact assessments.[54]

The Global Witness investigation on reported violations of community land rights, and threats and attacks against defenders linked to Bunge's palm oil mills in Indonesia revealed that Bunge's existing policies, systems of oversight and grievance mechanisms are inadequate in terms of meaningful due diligence or remedies for violations.

In response, Bunge acknowledged the alleged incidents, noting they were in the company's indirect supply chain. Bunge stated that it investigates complaints against its suppliers of illegality and abuse through its internal grievance mechanisms;[55] however, when Global Witness reviewed credible complaints against Bunge's suppliers, it found that only a handful of such cases were flagged through the company's mechanism. Furthermore, even in these limited cases, the published complaints related to deforestation and appear not to have considered reports of land or human rights abuses associated with most of the Indonesian mills in question.[56] Such instances illustrate that Bunge's internal mechanisms fail to anticipate and monitor ongoing conflicts including land rights violations and human rights abuses associated with mills from which it sources.
Quote] "The appropriation of the OECD due diligence guidance by mining companies operating in Congo's 3T and gold sectors is a major advance towards establishing responsible supply chains free from links to conflict"[57]

ILLEGALITIES

Bunge's ties to illegal operations open the company and its shareholders to significant legal risks. Several of Bunge's suppliers[58] have been linked to illegal behavior in violation of national and international laws and company policies. As well as the previously cited case studies of Felda Global Ventures and Sime Darby, another Bunge supplier[59] Golden Agri-Resources (GAR) has a long history of environmental and social violations.[60] This includes operating illegal plantations within Indonesia's protected forest zone[61], bribing government officials[62], and forcibly grabbing land from rural communities in Liberia,[63] as confirmed by the Roundtable on Sustainable Palm Oil (RSPO).[64] In 2019, executives from a GAR subsidiary were sentenced to jail for attempting to bribe parliamentarians in Indonesia to ignore the company's lack of legal permits and pollution of a local lake.[65]

EVOLVING REGULATORY LANDSCAPE

It is clear that regulatory risk is a becoming an increased concern as a growing number of regulatory and legislative efforts are being advanced in the US and Europe. As previously mentioned, in March 2021, the European Parliament voted overwhelmingly to adopt a legislative initiative report calling for the urgent adoption of a binding EU law that ensures companies are held accountable and liable when they harm - or contribute to harming - human rights, the environment and good governance.[66] The law should require all companies, across all sectors - including finance - that are carrying out business in the EU's internal market to conduct human rights and environmental due diligence. This will require companies to identify, assess, prevent and mitigate the negative human rights, environmental and governance risks and impacts in their operations and value chains, monitor the effectiveness of the steps taken and publicly account for this process.

Bunge's current due diligence process falls well short of these potential legal requirements - the company is failing to identify many risks in its own agricultural supply chains, let alone preventing or mitigating against them. This leaves it at serious regulatory and reputational risk of being non-compliant with the upcoming

legislation and it will need to fundamentally change its business practices to ensure compliance and to reduce the risk of harms being found in its supply chains. In addition, the law should create a robust liability regime and strong enforcement mechanisms to hold companies accountable both when they cause harms and when they breach the due diligence requirements. Bunge needs to urgently strengthen its due diligence practices if it is to avoid cases being brought against it under this law in the future.

In the United States, a recently announced bill seeks to restrict market access for industrial agricultural commodities that are known drivers of deforestation which originate from illegally deforested land. The bill would track high-risk commodities, including soy and palm oil, providing higher requirements for reporting and tracing from high-risk regions (likely ones where Bunge operates). The bill would make it possible for US courts to prosecute companies tied to illegal deforestation[67]. California[68] and New York[69] have also introduced bills aimed at achieving supply chain traceability and deforestation-free procurement.

A BARRIER TO INDUSTRY CHANGE

Bunge's lack of support for the Cerrado Manifesto indicates its unwillingness to address ongoing risks and adhere to best practice. Given the company's size as one of the largest soy traders operating in the region, its support for the Cerrado Manifesto and a 2020 cut-off date could potentially move the soy industry toward more sustainable practices.

CONCLUSION

Bunge's role in driving deforestation, environmental degradation, land grabbing, and human rights abuses exposes its shareholders to considerable material risks. Shareholders should **vote in favor of Proposal 5 calling on Bunge to issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate native vegetation conversion in**

its soy supply chain. The issuance of a report is an important *first* step for Bunge to eliminate deforestation and related human rights risks from its supply chains. Shareholders should continue to engage with Bunge to ensure the company takes the necessary subsequent steps of developing comprehensive policies and practices, including:

> Align its operations with a 2020 no deforestation and no conversion cut-off date in the Cerrado;

> Adopt a public policy position on human rights defenders that includes a zero-tolerance stance on threats and violence against defenders, with the explicit inclusion of those at highest risk, namely land and environmental defenders;

> Adopt a public policy position on the prevention of land rights abuses across its supply chains, including a zero-tolerance stance on illegal land acquisition, and to ensure the right of free, prior and informed consent (FPIC) for affected communities;

> Adopt and implement effective systems to implement these policies throughout its supply chains and operations. This should include detailed non-compliance protocols with clear redlines for suspension/termination of suppliers who perpetuate environmental, human rights, land rights violations;

> Full traceability and transparency for direct and indirect suppliers across supply chains;

> Detailed non-compliance protocols with clear terms for suspension/termination of suppliers who perpetuate environmental and human rights abuses, and

> A grievance mechanism that is accessible and responsive to communities and provide remedy for harm.

Additionally, to manage long-term risks posed by deforestation, land grabbing, and human rights abuses, investors themselves should develop comprehensive policies and practices grounded in international human rights norms.[70]

ENDNOTES

[1] 'Shareholder Proposal No.5 on Bunge Limited 2021 Proxy Statement', Ceres https://ceres.my.salesforce.com/sfc/p/#A0000000ZqYY/a/1H0000000pTU/ogOX_fxlTSBtHkB6NKw4x8WzxVfm1GHSjmXux3xQvmA (Accessed April 10th 2021)

[2] See 'The Chain: Soy Traders in the Brazilian Cerrado Under Pressure as Fires Continue to Burn in the Vicinity of Silos', October 15th 2020, Chain Reaction Research https://chainreactionresearch.com/the-chain-soy-traders-in-the-brazilian-cerrado-under-pressure-as-fires-continue-to-burn-in-the-vicinity-of-silos/ (Accessed April 12th 2021); 'Greenpeace report reveals fast food suppliers importing deforestation and violence from Brazil', December 3rd 2019, Greenpeace https://www.greenpeace.org/usa/news/new-greenpeace-report-reveals-fast-food-suppliers-importing-deforestation-and-violence-from-brazil/ (Accessed April 12th 2021); 'Still At It Major Soy Suppliers Caught in Continued Deforestation Linked to Fast Food, Supermarkets', May 2017, Mighty Earth https://www.mightyearth.org/wp-content/uploads/2017/05/StillAtIt.pdf (Accessed April 2021)

[3] Chicago = 60,000ha. City of Chicago government website https://www.chicago.gov/city/en/about.html (Accessed April 12th 2021)

[4] According to Trase data https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb#deforestation%20risk (Accessed April 10th 2021)

[5] 'The Chain: Soy Traders in the Brazilian Cerrado Under Pressure as Fires Continue to Burn in the Vicinity of Silos', October 15th 2020, Chain Reaction Research https://chainreactionresearch.com/the-chain-soy-traders-in-the-brazilian-cerrado-under-pressure-as-fires-continue-to-burn-in-the-vicinity-of-silos/ (Accessed April 10th 2021)

For further details on how deforestation risk is measured visit https://trase.finance/methodology

[6] According to Trase data https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb#deforestation%20risk (Accessed April 10th 2021)

[7] WWF, Cerrado https://www.worldwildlife.org/places/cerrado (Accessed April 12th 2021)

[8] 'Soy traders going 'deforestation-free' still fuelling destruction of Brazil's Cerrado', Jordan, Lucy, December 4th 2019, Unearthed Greenpeace https://unearthed.greenpeace.org/2019/12/04/brazil-cerrado-soy-bunge-cargill/ (Accessed April 10th 2021)

[9] According to Trase data https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb (Accessed April 10th 2021)

[10] 'The Chain: Traders See Increased Pressure to Agree to 2020 Cut-Off Date in Cerrado', January 15th 2021, Chain Reaction Research https://chainreactionresearch.com/chain-traders-see-increased-pressure-to-agree-to-cut-off-date-in-cerrado/ (April 11th 2021); Cerrado Manifesto Statement of Support, FAIRR https://cerradostatement.fairr.org/about/ (Accessed April 11th 2021); 'Companies Spoke. Did their suppliers listen? Tracking Behind the Brands sustainability commitments through the supply chain with the

"agribusiness scorecard", March 2019, Oxfam https://oxfamilibrary.openrepository.com/bitstream/handle/10546/620626/bp-agribusiness-scorecard-040319-en.pdf (Accessed April 12th 2021)

[11] Deforestation and Conversion, The Accountability Framework Initiative https://accountability-framework.org/the-framework/topics/deforestation-and-conversion/ (Accessed April 11th 2021)

[12] Consumer Goods Forum, Supporting the Cerrado Manifesto, Signatories https://www.theconsumergoodsforum.com/environmental-sustainability/business-for-the-cerrado/ (Accessed April 13th 2021; According to Trase data https://trase.earth/flows?toolLayout=1&countries=27&commodities=1&selectedColumnsIds=0_7-1_22-2_9-3_16&selectedNodesIds%5B%5D=13454&selectedNodesIds%5B%5D=30544 (Accessed April 10th 2021); 'Big food companies urge soy traders to help save Brazil savanna', Eisenhammer, Stephen, December 15th 2020, Reuters https://www.reuters.com/article/us-brazil-environment-soy-idUKKBN28P2I3 (Accessed April 12th 2021)

[13] 'Indonesia palm oil traders are failing land and environmental defenders', December 10th 2020, Global Witness

https://www.globalwitness.org/en/campaigns/environmental-activists/indonesia-palm-oil-traders-are-failing-land-and-environmental-defenders/ (Accessed April 11th 2021)

[14] Bunge Loders Croklaan Published Palm Oil Mill List https://opendata.arcgis.com/datasets/aa641c92315f45a9885b93841d56e7be_0.csv?where=FacilityReference%20%3D%20%27X000%27 (Accessed April 11th 2021)

[15] 'US restricts palm oil imports from Malaysia over alleged forced labor abuses', Sands, Geneva, October 1st 2020, CNN https://www.cnn.com/2020/09/30/politics/cbp-palm-oil-malaysia-forced-labor/index.html (Accessed April 11th 2021)

[16] 'U.S. blocks palm oil imports from Malaysia's Sime Darby over forced labour allegations', December 31st 2020, Reuters https://www.reuters.com/article/us-malaysia-sime-darby-usa-idUKKBN2941FY

(Accessed April 11th 2021)

[17] 'The Investor Revolution. Shareholders are getting serious about sustainability.', Eccles, Robert G; and Klimenko, Svetlana, May-June 2019, Harvard Business Review https://hbr.org/2019/05/the-investor-revolution (Accessed April 13th 2021)

[18] Danske Bank Investment Restrictions March 2021 https://danskebank.dk/-/media/danske-bank-com/file-cloud/2018/3/investment-restrictions.pdf?rev=1642604a98b145d587217243e402cac4&hash=AA8A0437CD7720BA9C70B0B0F14E62C9 (Accessed April 11th 2021)

[19] 'Investor statement on deforestation and forest fires in the Amazon' https://d8g8t13e9vf2o.cloudfront.net/Uploads/r/q/s/inve

storstatementondeforestationandforestfiresintheamazon_29_oct_2019_665598.pdf (Accessed April 11th 2021)

[20] 'Investors Warn Brazil To Stop Amazon Destruction', Financial Times https://www.ft.com/content/ad1d7176-ce6c-4a9b-9bbc-cbdb6691084f

[21] 'Indonesia palm oil traders are failing land and environmental defenders', December 10th 2020, Global Witness

https://www.globalwitness.org/en/campaigns/environmental-activists/indonesia-palm-oil-traders-are-failing-land-and-environmental-defenders/ (Accessed April 11th 2021); 'Trading Risks: How ADM & Bunge are failing Land & Environmental Defenders in Indonesia', December 10th, Global Witness, p.4.

[22] 'Cost Of Social Conflict In Palm Oil', Daemeter Publication, in Partnership with IBCSD, January 2017 http://daemeter.org/en/publication/detail/63/cost-of-social-conflict-in-oil-palm#.Xxc5k_hKiYU (Accessed April 11th 2021)

[23] 'US restricts palm oil imports from Malaysia over alleged forced labor abuses', Sands, Geneva, October 1st 2020, CNN https://www.cnn.com/2020/09/30/politics/cbp-palm-oil-malaysia-forced-labor/index.html (Accessed April 11th 2021)

[24] 'Malaysian palm oil giant hit with forced labor allegations', July 8th 2020, Associated Press

https://apnews.com/article/f2c5f18ce50abfb731aaa2c8891fbcb6 (Accessed April 11th 2021)

[25] 'Indonesia arrests executives of palm firms in bribery probe', October 28th 2018, Reuters

https://www.reuters.com/article/us-indonesia-corruption-sinar-mas-agro/indonesia-arrests-executives-of-palm-firms-in-bribery-probe-idUSKCN1N2097 (Accessed April 11th 2021)

[26] 'Governmental Action Against The Indonesian Palm Oil Industry, SOMO Paper, May 2019 https://www.somo.nl/wp-content/uploads/2019/10/Rapport-Governmental-action-against-the-Indonesian-palm-oil-industry.pdf (April 11th 2021)

[27] 'NGOs File OECD Complaint Against Dutch Bank ING For Financing Alleged Palm Oil Abuses; inc company comments', July 10th 2019, Business and Human Rights Resource Centre https://www.business-humanrights.org/en/latest-news/ngos-file-oecd-complaint-against-dutch-bank-ing-for-financing-alleged-palm-oil-abuses-incl-company-comments/ (Accessed April 11th 2021)

[28] 'Friends of the Earth organizations file complaint against ING Bank for financing of violations in the palm oil sector', July 5th 2019, REACT https://www.projet-react.org/en/organizations-of-friends-of-the-earth-deposent-a-complaint-ing-for-his-financing-of-violations-in-the-sector-of-the-oil-of-palm-2/ (Accessed April 11th 2021)

[29] 'Illegal deforestation is ravaging the planet and driving emissions up. A new bill in Congress seeks to change that.', Korte, Cara, March 3rd 2021, CBS News https://www.cbsnews.com/news/brian-schatz-bill-to-curb-illegal-deforestation/ (Accessed April 11th 2021); 'California Assembly Introduces Bill to Make California a Leader in Ending Deforestation', February 4th 2021, Friends of the Earth https://foe.org/news/california-

assembly-introduces-bill-to-make-california-a-leader-in-ending-deforestation/ (Accessed April 11th 2021); Senate Bill S5921 2021-2022 Legislative Session: Enacts the New York deforestation-free procurement act

https://www.nysenate.gov/legislation/bills/2021/s5921 (Accessed April 11th 2021)

[30] 'New human rights laws in 2021, promises EU justice chief', Fox, Benjamin, April 30th 2020, Euractivhttps://www.euractiv.com/section/global-europe/news/new-human-rights-laws-in-2021-promises-eu-justice-chief/ (Accessed April 13th 2021)

[31] 'Strong signal from European Parliament, but the Commission will have to go further', March 11th 2021, European Coalition for Corporate Justice https://corporatejustice.org/news/16873-strong-signal-from-european-parliament-but-the-commission-will-have-to-go-further (Accessed April 13th 2021); 'REPORT with recommendations to the Commission on corporate due diligence and corporate accountability

(2020/2129(INL)) Committee on Legal Affairs, European Parliament, February 2nd 2021 https://responsiblebusinessconduct.eu/wp/wp-content/uploads/2021/02/A9-0018_2021_EN.pdf (Accessed April 10th 2021); 'Huge call for EU human rights and environmental due diligence legislation', December 2nd 2019, Global Witness https://www.globalwitness.org/en/press-releases/ngos-call-for-eu-human-rights-and-environmental-due-diligence-legislation/ ; List of large businesses, associations & investors with public statements & endorsements in support of mandatory due diligence regulation, last updated April 2021, Business and Human Rights Resource Centre https://www.business-humanrights.org/en/latest-news/list-of-large-businesses-associations-investors-with-public-statements-endorsements-in-support-of-mandatory-due-diligence-regulation/ (Accessed April 10th 2021); 'German labour ministry ramps up pressure for supply chain law', Lawton, Sarah, October 7th 2020, Euractive https://www.euractiv.com/section/economy-jobs/news/german-labour-ministry-ramps-up-pressure-for-supply-chain-law/ (Accessed April 10th 2021)

[32] 'Holding companies to account – a blueprint for European legislation', April 21st 2021, Global Witness https://www.globalwitness.org/en/campaigns/holding-corporates-account/holding-companies-to-account-a-blueprint-for-european-legislation/ (Accessed April 21st 2021)

[33] 'Strong signal from European Parliament, but the Commission will have to go further', March 11th 2021, European Coalition for Corporate Justice https://corporatejustice.org/news/16873-strong-signal-from-european-parliament-but-the-commission-will-have-to-go-further (Accessed April 13th 2021)

[34] 'European Parliament calls for EU law on deforestation', October 22nd 2020, WWF https://www.wwf.eu/?uNewsID=995116#:~:text=European%20Parliament%20calls%20for%20EU%20law%20on%20deforestation%20%7C%20WWF&text=%E2%80%8BThe%20European%20Parliament%20has,%2C%2075%20against%2C%20243%20abstentions. (Accessed April 13th 2021)

[35] 'Global Witness welcomes landmark report from European Parliament on tackling EU's role in global deforestation', October 22nd 2020, Global Witness https://www.globalwitness.org/en/press-releases/global-witness-welcomes-landmark-report-from-european-

parliament-on-tackling-eus-role-in-global-deforestation/ (Accessed April 10th 2021)

36 'The state of forest risk supply chains' Trase Yearbook 2020, Trase Insights https://insights.trase.earth/yearbook/highlights/traders-and-markets/ (Accessed April 11th 2021)

37 'Brazil's Amazon rainforest suffers worst fires in a decade', October 1st 2020, The Guardian https://www.theguardian.com/environment/2020/oct/01/brazil-amazon-rainforest-worst-fires-in-decade ; 'Indonesia's forest fires: everything you need to know', Balch, Oliver, November 11th 2015, The Guardian https://www.theguardian.com/sustainable-business/2015/nov/11/indonesia-forest-fires-explained-haze-palm-oil-timber-burning (Accessed April 13th 2021)

38 'Global NGOs: Dirty Dozen Companies Driving Deforestation Must Act Now to Stop the Burning of the World's Forests', August 30th 2019, AmazonWatch https://amazonwatch.org/news/2019/0830-dirty-dozen-companies-driving-deforestation-must-act-now-to-stop-the-burning (April 11th 2021)

39 'Stop The Fires! End The Big Business Of Burning', Rainforest Action Network petition https://act.ran.org/page/21918/petition/1 (Accessed April 11th 2021)

40 'Indonesia's forest fires: everything you need to know', Balch, Oliver, November 11th 2015, The Guardian https://www.theguardian.com/sustainable-business/2015/nov/11/indonesia-forest-fires-explained-haze-palm-oil-timber-burning (Accessed April 11th 2021)

41 'Soy traders going 'deforestation-free' still fuelling destruction of Brazil's Cerrado', Jordan, Lucy, December 4th 2019 https://unearthed.greenpeace.org/2019/12/04/brazil-cerrado-soy-bunge-cargill/ (Accessed April 11th 2021)

42 According to Trase data https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb#deforestation%20risk (Accessed April 11th 2021)

43 'The Chain: Soy Traders in the Brazilian Cerrado Under Pressure as Fires Continue to Burn in the Vicinity of Silos', October 15th 2020, Chain Reaction Research https://chainreactionresearch.com/the-chain-soy-traders-in-the-brazilian-cerrado-under-pressure-as-fires-continue-to-burn-in-the-vicinity-of-silos/

44 Bunge No Deforestation https://www.bunge.com/sustainability/non-deforestation (Accessed April 11th 2021)

45 Accountability Framework Initiative Operational Guidance-Cutoff Dates https://accountability-framework.org/operational-guidance/cutoff-dates/ (Accessed April 13th 2021)

46 'Business for the Cerrado', Consumer Goods Forum https://www.theconsumergoodsforum.com/environmental-sustainability/business-for-the-cerrado/ (Accessed April 11th 2021)

47 'Soy traders going 'deforestation-free' still fuelling destruction of Brazil's Cerrado', Jordan, Lucy, December 4th 2019 https://unearthed.greenpeace.org/2019/12/04/brazil-cerrado-soy-bunge-cargill/ (Accessed April 11th 2021)

48 'Soy traders going 'deforestation-free' still fuelling destruction of Brazil's Cerrado', Jordan, Lucy, December 4th 2019 https://unearthed.greenpeace.org/2019/12/04/brazil-cerrado-soy-bunge-cargill/ (Accessed April 11th 2021)

49 'Sustainability in forest-risk supply chains: Spotlight on Brazilian soy', Trase Yearbook 2018, p.11 http://resources.trase.earth/documents/TraseYearbook2018.pdf (Accessed April 11th 2018)

50 'Soy traders going 'deforestation-free' still fuelling destruction of Brazil's Cerrado', Jordan, Lucy, December 4th 2019 https://unearthed.greenpeace.org/2019/12/04/brazil-cerrado-soy-bunge-cargill/

51 Palm Oil Policy and Commitments, Bunge Loders Crocklaan https://europe.bungeloders.com/en/material/palm (Accessed April 11th 2021)

52 Palm Oil Exports by Country in 1000 MT, Index Mundi https://www.indexmundi.com/agriculture/?commodity=palm-oil&graph=exports (Accessed April 11th 2021); 'Defending tomorrow: The climate crisis and threats against land and environmental defenders', July 2020, Global Witness https://www.globalwitness.org/en/campaigns/environmental-activists/defending-tomorrow/ (Accessed April 11th 2021); Internal Global Witness report on non-lethal attacks against land and environmental defenders

53 Bunge Palm Oil Sourcing Policy https://www.bunge.com/sites/default/files/bunge_sustainable_palm_oil_sourcing_policy.v3.1.18.pdf (Accessed April 11th 2021)

54 Bunge Palm Oil Sourcing Policy https://www.bunge.com/sites/default/files/bunge_sustainable_palm_oil_sourcing_policy.v3.1.18.pdf (Accessed April 11th 2021)

55 Bunge letter to Global Witness dated November 4th 2020

56 'Indonesia palm oil traders are failing land and environmental defenders', December 10th 2021, p.5, Global Witness https://www.globalwitness.org/en/campaigns/environmental-activists/indonesia-palm-oil-traders-are-failing-land-and-environmental-defenders/ (Accessed April 11th 2021);

57 If you'd like this Endnote section to start on a new page, format the heading as style [ENDNOTE HEADING – NEW PAGE]. Alternatively, if you'd like this section to continue on the same page following the previous paragraph, format the heading style as [HEADING 1]. This Endnote is linked to the quote on the first page.

58 Bunge Loders Croklaan Published Palm Oil Mill List https://opendata.arcgis.com/datasets/aa641c92315f45a9885b93841d56e7be_0.csv?where=FacilityReference%20%3D%20%27X000%27 (Accessed April 11th 2021)

59 Bunge Loders Croklaan Published Palm Oil Mill List https://opendata.arcgis.com/datasets/aa641c92315f45a9885b93841d56e7be_0.csv?where=FacilityReference%20%3D%20%27X000%27

60 'Enough is too much: The growing case for investors to drop Golden Agri-Resources (commentary)', Madan, Gaurav and Conant, Jeff, October 31st 2019, Mongabay https://news.mongabay.com/2019/10/enough-is-too-much-the-growing-case-for-investors-to-drop-golden-agri-resources-commentary/ (Accessed April 13th 2021)

61 'Large scale bribery and illegal land-use violations alleged on large parts of Golden Agri Resources palm oil

plantations', March 20th 2020, Forest Peoples Programme https://www.forestpeoples.org/en/palm-oil-rspo/press-release/2020/large-scale-bribery-and-illegal-land-use-violations-alleged-large (Accessed April 11th 2021)

62 'KPK raids Sinar Mas subsidiaries' offices in bribery investigation', Kahfi, Kharishar, October 30th 2018, The Jakarta Post https://www.thejakartapost.com/news/2018/10/30/kpk-raids-sinar-mas-subsidiaries-offices-in-bribery-investigation.html (Accessed April 11th 2021)

63 'Temples and Guns', October 19th 2016, Global Witness https://www.globalwitness.org/en/press-releases/palm-oil-giant-golden-veroleum-liberia/ (Accessed April 13th 2021)

64 RSPO letter to Golden Veroleum on Complaints Panel's decision on the Golden Veroleum Liberia's (GVL) Complaints dated February 13th 2018 https://ap8.salesforce.com/sfc/p/#90000000YoJi/a/90000000PYNW/wejicg57MvyUJnh3.Ck3a6iBwZvBweRbWlrKflqf2LM (Accessed April 11th 2021)

65 'Governmental action against the Indonesian palm oil industry', SOMO Paper, May 2019, p.5 https://www.somo.nl/wp-content/uploads/2019/10/Rapport-Governmental-action-against-the-Indonesian-palm-oil-industry.pdf (Accessed April 11th 2021)

66 'MEPs: Companies must no longer cause harm to people and planet with impunity', March 10th 2021, European Parliament https://www.europarl.europa.eu/news/en/press-room/20210304IPR99216/meps-companies-must-no-longer-cause-harm-to-people-and-planet-with-impunity (Accessed April 11th 2021)

67 'Illegal deforestation is ravaging the planet and driving emissions up. A new bill in Congress seeks to change that.', Korte, Cara, March 3rd 2021, CBS News https://www.cbsnews.com/news/brian-schatz-bill-to-curb-illegal-deforestation/ (Accessed April 11th 2021)

68 'California Assembly Introduces Bill to Make California a Leader in Ending Deforestation', February 4th 2021, Friends of the Earth https://foe.org/news/california-assembly-introduces-bill-to-make-california-a-leader-in-ending-deforestation/ (Accessed April 11th 2021)

69 Senate Bill S5921 2021-2022 Legislative Session: Enacts the New York deforestation-free procurement act

https://www.nysenate.gov/legislation/bills/2021/s5921 (Accessed April 11th 2021)

70 'Forests and Human Rights: Principles for Asset Managers', June 22nd 2020, BlackRock's Big Problem Campaign

https://blackrocksbigproblem.com/forests-and-human-rights-principles-for-asset-managers/ (Accessed April 11th 2021)